UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from              to

Commission File Number: 001-01023

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The 401(k) Savings and Profit Sharing Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The McGraw-Hill Companies, Inc.

1221 Avenue of the Americas

New York, NY 10020

THE 401(K) SAVINGS AND PROFIT SHARING PLAN OF

THE MCGRAW-HILL COMPANIES, INC. AND ITS SUBSIDIARIES

Index To Exhibits
23	Consent of Independent Registered Public Accounting Firm pertaining to Financial Statements of The 401(k) Savings and Profit Sharing Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

The 401(k) Savings and Profit Sharing Plan of The McGraw-Hill Companies, Inc.

and Its Subsidiaries

Years Ended December 31, 2007 and 2006

With Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Pension Investment Committee

The McGraw-Hill Companies, Inc.

We have audited the accompanying statements of net assets available for benefits of The 401(k) Savings and Profit Sharing Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Ernst & Young LLP

July 11, 2008

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Statements of Net Assets Available for Benefits

(In Thousands)

	December 31
	2007	2006
Interest in The McGraw-Hill Companies, Inc. Savings Plans Pooled Trust Fund at fair value:
S&P 500 Index Account	$422,162	$434,600
McGraw-Hill Companies Stock Account	181,011	297,584
Stable Assets Account	289,583	293,936
Retirement Assets I Account	293,504	269,625
International Equity Account	200,429	150,258
Special Equity Account	111,234	94,116
Retirement Assets III Account	109,004	83,495
Money Market Account	81,827	66,065
Core Equity Account	79,658	66,955
Retirement Assets II Account	76,062	63,138
S&P 400 Index Account	25,371	4,265
S&P 600 Index Account	11,777	2,812

Total	1,881,622	1,826,849

Self Directed Accounts	13,838	3,439
Collateral received for securities loaned	127,862	—
Contributions receivable:
Employer	30,445	31,639
Employee	—	2,251
Participants’ loans	4,991	5,283

Total assets at fair value	2,058,758	1,869,461

Liabilities:
Obligation for collateral received for securities loaned	(127,862)	—

Net assets available for benefits, at fair value	1,930,896	1,869,461

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,570)	1,311

Net assets available for benefits	$1,927,326	$1,870,772

See accompanying notes.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Statements of Changes in Net Assets Available for Benefits

(In Thousands)

	Year Ended December 31
	2007	2006
Additions:
Contributions:
Employer	$74,989	$72,859
Employee	93,921	89,319
Plan transfers	2,125	4,466
Interest income	356	351
Net investment gain (loss) from self directed accounts	670	(4)
Net investment gain from The McGraw-Hill Companies, Inc. Savings Plans Pooled Trust Fund	55,405	216,976
Merger of assets (Note 4)	—	30,625

Total additions	227,466	414,592

Deductions:
Benefit payments and withdrawals	(170,912)	(136,038)

Net increase	56,554	278,554

Net assets available for benefits:
Beginning of year	1,870,772	1,592,218

End of year	$1,927,326	$1,870,772

See accompanying notes.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements

December 31, 2007

1. Summary of Significant Accounting Policies

Investment Valuation

The 401(k) Savings and Profit Sharing Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries (the Plan) has a beneficial interest in The McGraw-Hill Companies, Inc. Savings Plans Pooled Trust Fund (the Pooled Trust). The Pooled Trust consists of the S&P 400 Index Account, S&P 500 Index Account, S&P 600 Index Account, Stable Assets Account, Retirement Assets I Account, Retirement Assets II Account, Retirement Assets III Account, McGraw-Hill Companies Stock Account, Money Market Account, Special Equity Account, Core Equity Account and International Equity Account (the Investment Accounts). In addition to the Investment Accounts in the Pooled Trust, the Plan allows participants to maintain Self Directed Accounts.

All earnings and net appreciation or depreciation of the Pooled Trust Investment Accounts, other than the Self Directed Accounts and the Stable Assets Account, are allocated to the Plan daily based upon the Plan’s share of the Investment Accounts’ fair market value at the end of the previous day.

Investments in the Self Directed Accounts are credited with earnings/charged with losses and expenses based on the performance of the individual investments within these accounts.

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP were effective for financial statements issued for annual periods ending after December 15, 2006. The Plan adopted the provisions of the FSP at December 31, 2006.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefits Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Nets Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

Investments in the Stable Assets Account are benefit responsive. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. Short-term investments are valued at cost, which approximates fair value. All other investments held by the Plan are reported at fair value, as determined based on quoted market prices.

Under the terms of its trust agreement, the Plan engaged in an authorized form of security lending activities commencing October 1, 2007. The Plan had previously engaged in securities lending within certain mutual funds and commingled funds. The market value of securities on loan and the collateral held at The Northern Trust Company were $127,862,000 at December 31, 2007. Collateral held consists of cash, letters of credit, and government securities. Securities are loaned at the master trust level; a breakout of securities loaned at the plan level was not available. The accounting for securities lending agreements has no effect on the net assets of the Plan.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). Statement 157 clarifies the definition of fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosure about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007. The Plan Administrator is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Investment Income

Investment income is recorded on an accrual basis.

Contributions

Contributions from employees are accrued when The McGraw-Hill Companies, Inc. (the Company) makes payroll deductions. Contributions from the Company are accrued in the period in which they become obligations of the Company.

Administration of the Plan

The Plan is administered by the Vice-President, Employee Benefits (the Plan Administrator) who is responsible for carrying out the provisions of the Plan. The appointment was approved by the Board of Directors of the Company.

The investments for the Plan, excluding investments in the Self Directed Accounts, are directed by the Pension Investment Committee and by outside investment managers. The Pension Investment Committee is appointed by the Board of Directors of the Company and the outside investment managers are appointed by the Pension Investment Committee.

The Plan is responsible for its administrative expenses. The Company may reimburse the Plan for these expenses at its discretion. During 2007 and 2006, the administrative expenses of the Investment Accounts were allocated to all plans participating in the respective Investment Accounts and deducted from the net investment income allocated to the participating plans.

Federal Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated September 26, 2002 stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take all actions necessary to maintain the qualified status of the Plan.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Plan Description

The following is a summary of benefit guidelines. A more detailed description is contained in the Plan Documents.

The Plan is a defined contribution plan. Employees of participating units have immediate eligibility, as long as the employee has completed the enrollment process.

Participants may contribute to the Plan up to 25% of their Plan earnings, limited to $15,500 and $15,000 in 2007 and 2006, respectively. Plan contribution amounts allowable are limited pursuant to Sections 401(k), 401(m) and 415 of the Code.

Plan earnings include base earnings and certain other forms of compensation as provided under the Plan. Plan earnings were limited to $225,000 in 2007 and $220,000 in 2006, respectively.

The Company matches 100% of the first 3% of tax-deferred compensation contributed to the plan and 50% of the next 3%.

The assets of the Plan may be invested in the twelve Investment Accounts or in Self Directed Accounts. Participants can elect to designate, in 1% increments, their investment preference(s). There is no limit to the number of investment allocation changes for future allocations. The first four changes or reallocations of existing balances, in any calendar year, are permitted at no charge. A $10 charge is assessed to the participant’s account for each additional change or reallocation of existing balances, if the balance is reallocated more than eight times per year.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

2. Plan Description

Employee contributions to the Plan are nonforfeitable. Effective January 1, 2001, contributions by the employer are fully vested immediately. Prior to January 1, 2001, contributions by the employer vested 25% per year and were fully vested after four years of continuous Plan participation, or if the participant was still employed by the Company, upon reaching age 65 regardless of service or upon death of the participant. Employer profit sharing contributions attributable to the 2007 plan year and subsequent plan years shall vest 20% after two years of continuous service and 20% after each year thereafter, with full vesting after five years. Profit sharing contributions also vest upon the participant’s attainment of age 65, if still employed by the Company, or upon the participant’s death, if still employed by the Company. Employer profit sharing contributions attributable to 2006 plan year and prior years will be 100% vested upon completion of five years of continuous service or upon attainment of age 65 or death while in service. Continuous Plan participation includes all years of participation plus any waiting periods before being eligible to join the Plan.

Forfeitures are used to reduce Company contributions to the Plan. Forfeitures for 2007 and 2006 were approximately $840,000 and $1,249,000, respectively.

The Plan provides for withdrawal of after-tax employee contributions. The Plan also provides for financial hardship withdrawals and hardship loans of a participant’s tax-deferred and vested Company contributions under defined circumstances.

The Plan also provides that a participant who makes an election regarding the Investment Accounts, upon exercising withdrawal or loan rights, receives a pro-rata distribution from the elected Investment Accounts.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). While the Company has not expressed any intent to discontinue or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. Upon termination of the Plan, the account balances of all participants become nonforfeitable.

Profit Sharing

The Company will make profit sharing contributions to the Trustee from consolidated net profits for each plan year as the Board of Directors may determine at its discretion. This amount can be up to a maximum of 2.5% of eligible compensation up to the Social Security wage base and 5% of eligible compensation in excess of the Social Security wage base.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments

The investments of the Plan, along with the investments of the Standard & Poor’s Employee Retirement Account Plan for Represented Employees, and the Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees (formerly known as the Standard & Poor’s Savings Incentive Plan for Represented Employees) (together, the Participating Plans), are pooled for investment purposes in the Pooled Trust under the agreement entered into with The Northern Trust Company (Northern Trust).

At December 31, 2007 and 2006, the Plan’s approximate interest in the twelve Investment Accounts follows:

	% Interest
	2007	2006
Retirement Assets I Account	96.39	96.49%
Retirement Assets II Account	97.56	98.01
Retirement Assets III Account	97.00	97.40
Stable Assets Account	94.14	93.79
Money Market Account	95.57	95.67
S&P 400 Index Account	95.42	95.76
S&P 500 Index Account	95.80	95.96
S&P 600 Index Account	95.65	99.26
McGraw-Hill Companies Stock Account	95.09	94.96
Special Equity Account	97.06	97.37
International Equity Account	96.14	96.32
Core Equity Account	96.58	96.72

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments (continued)

Retirement Assets I, Retirement Assets II and Retirement Assets III Accounts

These accounts contain equity and certain other investments. A summary of net assets at fair value held collectively by the Retirement Assets I, II, and III Accounts at December 31, 2007 and 2006 follows:

	2007	2006
	(In Thousands)
Investments:
U.S. Government securities	$—	$58,162
State, municipal and other governmental securities	—	1,200
Asset-backed securities	47,671	21,805
Corporate common stock	306,963	277,955
Corporate preferred stock	1,472	412
Corporate debt	109,095	36,352
Mutual fund	14,724	14,295
Collective short-term investments	14,640	17,648

Total investments	494,565	427,829

Dividends and interest receivable	1,929	1,482
Accrued investment management expenses	(722)	(377)
Due (to) from broker on pending trades	(925)	621

Net assets available to Participating Plans	$494,847	$429,555

At December 31, 2007 common stock, U.S. government securities and corporate debt instruments in the above accounts with an aggregate fair value of approximately $60,099,000 had been loaned under the securities lending agreement.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments (continued)

Retirement Assets I, Retirement Assets II and Retirement Assets III Accounts (continued)

A summary of net investment gain of the Retirement Assets I, II and III Accounts for the years ended December 31, 2007 and 2006 follows:

	2007	2006
	(In Thousands)
Interest and dividend income	$13,051	$3,533
Net realized and unrealized gain (loss) on value of investments:
U.S. Government securities	997	(800)
Corporate common stock (includes foreign)	23,380	27,729
Asset-backed securities	691	(19)
Mutual funds	9,287	494
Corporate preferred stock	70	20
Corporate debt	12,769	1,928
State, municipal and other	19	417

Total net gain	60,264	33,302

Administrative and other expenses	(3,022)	(1,354)

Net investment gain	$57,242	$31,948

Stable Assets Account

The Stable Assets Account (the Account) maintained synthetic guaranteed investment contracts (GICs, which are comprised of book value liquidity agreements and various bonds as described below), and certain other investments at December 31, 2007 and 2006. At December 31, 2007 and 2006, the synthetic GICs represented 93.56% and 97.79%, of the account, respectively.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments (continued)

The Transamerica Life Insurance & Annuity Co. contract, the Bank of America contract, the J.P. Morgan contract and the Caisse des Dépôts et Consignations contract are book value liquidity agreements which, in conjunction with the underlying bond portfolios covered by each contract, comprise the synthetic GICs. In exchange for an annual fee, each book value liquidity agreement issuer guarantees to reimburse the Account for the shortfall, if any, between the portfolio’s market value and principal and accrued interest in the event of participant initiated distributions from the synthetic GIC. The synthetic GICs crediting interest rate resets quarterly and is based upon the yield, duration and market value of the underlying bond portfolio. Each of the book value liquidity agreements is subject to an early termination penalty, which could reduce the crediting interest rate guarantee for the quarter in which a premature termination occurs.

The weighted average yield for the Account for the years ended December 31, 2007 and 2006 was 5.38% and 5.39%, respectively.

The rate at which interest is accrued to the contract balance of the Account for the years ended December 31, 2007 and 2006 was 5.37% and 5.16%, respectively.

The total fair value of the Synthetic GICs was approximately $288,015,872 and $306,580,969 as of December 31, 2007 and 2006, respectively.

The fair value of the synthetic GIC contracts was calculated using the following methodology:

1.	The difference between the indicative replacement cost and the current annual fee multiplied by the notional dollar amount of the contract was calculated.

2.	Future quarterly payments for the duration of the agreement that resulted from any difference identified immediately above, other than zero, were determined.

3.	Any difference in future payments was discounted by the published Bloomberg USD US Bank -AA- rated credit curve, as of the end of the year, and totaled.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments (continued)

Stable Assets Account (continued)

A summary of net assets at fair value/contract value held by the Stable Assets Account at December 31, 2007 and 2006 follows:

	2007	2006
	(In Thousands)
Synthetic guaranteed investment contracts, at fair value:
Transamerica Life Insurance & Annuity Co., #76787, 5.47% and 5.48% at December 31, 2007 and 2006, respectively	$66,948	$76,200
Caisse des Depots et Consignations, #1018-01, 4.89% and 4.71% at December 31, 2007 and 2006, respectively	84,867	79,088
Bank of America, #00-030, 5.73% and 5.49% at December 31, 2007 and 2006, respectively	68,099	75,645
J.P. Morgan, AMCGRAW01, 5.73% and 5.49% at December 31, 2007 and 2006, respectively	68,102	75,648

Total synthetic guaranteed investment contracts	288,016	306,581

Common/collective trust investments, at fair value:
Northern Trust Collective Short-Term Investment Fund*	19,783	6,952

Total common/collective trust investments	19,783	6,952

Total investments	307,799	313,533

Accrued dividends and interest receivable	82	1,345
Accrued investment management expenses	(286)	(74)
Due to broker on pending trades	—	(1,399)

Net assets available to Participating Plans, at fair value	307,595	313,405

Adjustments from fair value to contract value for fully benefit responsive investment contracts	(3,792)	1,394

Net assets available, Participating Plans	$303,803	$314,799

*	Indicates party-in-interest to the Plan.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments (continued)

Stable Assets Account (continued)

A summary of the net investment income of the Stable Assets Account for the years ended December 31, 2007 and 2006 follows:

	2007	2006
	(In Thousands)
Interest income	$15,775	$16,142
Administrative and other expenses	(1,112)	(1,205)

Net investment income	$14,663	$14,937

Money Market Account

A summary of net assets at fair value held by the Money Market Account at December 31, 2007 and 2006 follows:

	2007	2006
	(In Thousands)
Northern Trust Collective Short-Term Investment Fund*	$47,437	$36,654
Northern Trust Collective Short-Term Extendable Portfolio*	38,030	32,250

Total investments	85,467	68,904

Interest receivable	195	152
Accrued investment management expenses	(39)	(5)

Net assets available to Participating Plans	$85,623	$69,051

*	Indicates party-in-interest to the Plan.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments (continued)

Money Market Account (continued)

A summary of the net investment income of the Money Market Account for the years ended December 31, 2007 and 2006 follows:

	2007	2006
	(In Thousands)
Interest income	$3,404	$3,193
Administrative and other expenses	(93)	(79)

Net investment income	$3,311	$3,114

S&P 400 Index Account

A summary of net assets at fair value held by the S&P 400 Index Account at December 31, 2007 and 2006 follows:

	2007	2006
	(In Thousands)
Northern Trust Collective Daily Stock Index Fund*	$26,601	$4,454

Total investments	26,601	4,454

Accrued investment manager expenses	(13)	—

Net assets available to Participating Plans	$26,588	$4,454

*	Indicates party-in-interest to the Plan.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments (continued)

S&P 400 Index Account (continued)

A summary of net investment (loss) of the S&P 400 Index Account for the years ended December 31, 2007 and 2006 follows:

	2007	2006
	(In Thousands)
Net realized and unrealized (loss) on investments	$587	$(55)
Administrative and other expenses	(23)	—

Net investment (loss)	$564	$(55)

S&P 500 Index Account

A summary of net assets at fair value held by the S&P 500 Index Account at December 31, 2007 and 2006 follows:

	2007	2006
	(In Thousands)
Northern Trust Collective Daily Stock Index Fund*	$440,879	$453,239

Total investments	440,879	453,239

Accrued investment management expenses	(219)	(356)

Net assets available to Participating Plans	$440,660	$452,883

*	Indicates party-in-interest to the Plan.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments (continued)

S&P 500 Index Account (continued)

A summary of the net investment gain of the S&P 500 Index Account for the years ended December 31, 2007 and 2006 follows:

	2007	2006
	(In Thousands)
Interest and dividend income	$1	$—
Net realized and unrealized gain on investments	25,358	62,087
Administrative and other expenses	(130)	(925)

Net investment gain	$25,229	$61,162

S&P 600 Index Account

A summary of net assets at fair value held by the S&P 600 Index Account at December 31, 2007 and 2006 follows:

	2007	2006
	(In Thousands)
Northern Trust Collective Daily Stock Index Fund*	$12,318	$2,833

Total investments	12,318	2,833

Accrued investment management expenses	(6)	—

Net assets available to Participating Plans	$12,312	$2,833

*	Indicates party-in-interest to the Plan.

At December 31, 2007 common stock with an aggregate fair value of approximately $5,639,000 had been loaned under the security lending agreement.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments (continued)

S&P 600 Index Account (continued)

A summary of the net investment (loss) of the S&P 600 Index Account for the years ended December 31, 2007 and 2006 follows:

	2007	2006
	(In Thousands)
Net realized and unrealized (loss) on investments	$(443)	$(17)
Administrative expenses	(10)	—

Net investment (loss)	$(453)	$(17)

The McGraw-Hill Companies Stock Account

The McGraw-Hill Companies Stock Account purchased 591,000 shares (cost $35,899,878) and 305,000 shares (cost $16,194,014) of The McGraw-Hill Companies, Inc. common stock during the years ended December 31, 2007 and 2006, respectively, and sold 738,990 shares (cost $41,602,956) and 285,000 shares (cost $15,079,151) of The McGraw-Hill Companies, Inc. common stock during the years ended December 31, 2007 and 2006, respectively. The McGraw-Hill Companies Stock Account received $3,676,984 and $3,314,918 in dividends during the years ended December 31, 2007 and 2006, respectively.

A summary of net assets at fair value held by the McGraw-Hill Companies Stock Account at December 31, 2007 and 2006 follows:

	2006	2005
	(In Thousands)
The McGraw-Hill Companies common stock*	$189,144	$307,599
Northern Trust Collective Short-Term Investment Fund*	543	5,777

Total investments	189,687	313,376

Interest receivable	6	18
Due from broker on pending trades	764	—
Accrued investment management expenses	(99)	(18)

Net assets available to Participating Plans	$190,358	$313,376

*	Indicates party-in-interest to the Plan.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments (continued)

The McGraw-Hill Companies Stock Account (continued)

A summary of the net investment income of the McGraw-Hill Companies Stock Account for the years ended December 31, 2007 and 2006 follows:

	2007	2006
	(In Thousands)
Interest and dividend income	$3,798	$3,407
Net realized and unrealized gain on investments	(109,259)	74,388
Administrative expenses	(318)	(318)

Net investment income	$(105,779)	$77,477

Special Equity Account

A summary of net assets at fair value held by the Special Equity Account at December 31, 2007 and 2006 follows:

	2007	2006
	(In Thousands)
Galileo Fund	$23,804	$20,032
Common stock	86,450	72,049
Northern Trust Collective Short-Term Investment Fund*	4,194	4,664

Total investments	114,448	96,745

Dividends and interest receivable	72	52
Accrued investment management expenses	(178)	(95)
Due from (to) broker on pending trades	263	(49)

Net assets available to Participating Plans	$114,605	$96,653

*	Indicates party-in-interest to the Plan.

At December 31, 2007 common stock with an aggregate fair value of approximately $34,027,000 had been loaned under the security lending agreement.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments (continued)

Special Equity Account (continued)

A summary of the net investment gain of the Special Equity Account for the years ended December 31, 2007 and 2006 follows:

	2007	2006
	(In Thousands)
Interest and dividend income	$762	$584
Net realized and unrealized gain on investments	18,682	7,282
Administrative expenses	(668)	(454)

Net investment gain	$18,776	$7,412

International Equity Account

A summary of net assets at fair value held by the International Equity Account at December 31, 2007 and 2006 follows:

	2007	2006
	(In Thousands)
Foreign common stock	$171,228	$134,414
Foreign preferred stock	5,350	1,415
Mutual Fund	27,126	16,148
Northern Trust Collective Short-Term Investment Fund*	5,652	4,257

Total investments	209,356	156,234

Dividends and interest receivable	681	433
Accrued investment management expenses	(409)	(235)
Due to broker, net	(1,147)	(441)

Net assets available to Participating Plans	$208,481	$155,991

*	Indicates party-in-interest to the Plan.

At December 31, 2007 common and preferred stock with an aggregate fair value of approximately $18,265,000 had been loaned under the security lending agreement.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments (continued)

International Equity Account (continued)

A summary of the net investment gain of the International Equity Account for the years ended December 31, 2007 and 2006 follows:

	2007	2006
	(In Thousands)
Interest and dividend income	$8,144	$2,022
Net realized and unrealized gain on investments	30,051	27,518
Administrative expenses	(2,701)	(673)

Net investment gain	$35,494	$28,867

Core Equity Account

A summary of net assets at fair value held by the Core Equity Account at December 31, 2007 and 2006 follows:

	2007	2006
	(In Thousands)
Common Stock	$78,748	$67,834
Northern Trust Collective Short-Term Investment Fund*	4,222	1,464

Total investments	82,970	69,298

Dividends and interest receivable	44	35
Accrued investment management expenses	(154)	(103)
Due to broker pending trades	(379)	—

Net assets available to Participating Plans	$82,481	$69,230

*	Indicates party-in-interest to the Plan.

At December 31, 2007 common stock with an aggregate fair value of approximately $15,478,000 had been loaned under the security lending agreement.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments (continued)

Core Equity Account (continued)

A summary of the net investment income of the Core Equity Account for the years ended December 31, 2007 and 2006 follows:

	2007	2006
	(In Thousands)
Interest and dividend income	$637	$602
Net realized and unrealized gain on investments	11,213	835
Administrative expenses	(566)	(491)

Net investment income	$11,284	$946

Self Directed Accounts

Self Directed Accounts, also known as Mutual Fund Investment Window Accounts, became available during 2006. The accounts allow individual participants to gain access to up to 9,500 mutual funds. These funds are not reviewed or monitored by The McGraw-Hill Companies Pension Investment Committee. A summary of net assets at fair value, in thousands, at December 31, 2007 and 2006 follows:

	2007	2006
	(In Thousands)
Investments:
Money Markets	$2,823	$748
Mutual Funds – Equity	11,076	2,885

Total investments	13,899	3,633

Cash	139	58
Due to broker on pending trades, net	(200)	(252)

Net assets available to participating plans	$13,838	$3,439

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments (continued)

Self Directed Accounts (continued)

A summary of the net investment loss, in thousands, of the Self Directed Accounts for the years ended December 31, 2007 and 2006 follows:

	2007	2006
	(In Thousands)
Dividend and interest income	$720	$45
Net realized and unrealized (loss) on investments Mutual funds	(51)	(49)

Net investment loss	$669	$(4)

4. Mergers

Effective January 1, 2006, the J.D. Power and Associates 401(k) Profit Sharing Plan and Trust merged into the Plan. Net assets of approximately $30,554,000 were transferred to the Plan as a result of the merger.

Effective January 1, 2006, the Ambrose Multiple Employer Retirement Savings Plan merged into the Plan. Net assets approximately $71,000 were transferred to the Plan as a result of the merger.

5. Subsequent Events

Effective January 1, 2008 the assets and liabilities of the Sengent 401(k) Plan (also called The ClariFi 401(k) Plan) and the trust thereunder will be merged into the Plan.

Effective January 1, 2008 the Plan will be amended to limit after tax contributions by highly compensated employees to 4% of earnings.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

6. Differences Between Financial Statements and Form 5500

GICs and Synthetic GICs are reported at fair value for Form 5500 purposes. For financial statement purposes, such items are recorded at gross fair value and adjusted to net contract value. Such differing treatments result in a reconciling item between the total net assets available for benefits recorded on the Form 5500 and the total net assets available for benefits included in the accompanying financial statements.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

EIN #13-1026995 – Plan Number #002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
Participant loans	Interest rates ranging from 4.25%–10.50%, maturing through July 15, 2033	$4,991,503
Self directed brokerage accounts	Presented at market value	13,837,674
Collateral received for securities loaned	Presented at market value	127,861,961

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The 401(K) Savings And Profit Sharing Plan Of The Mcgraw-Hill Companies, Inc. and its Subsidiaries

Date: July 15, 2008	By:	/s/ Marty Martin
	Name:	Marty Martin
	Title:	Vice President, Employee Benefits

INDEX TO EXHIBITS

Exhibit No.	Exhibit	Page Number
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm pertaining to Financial Statements of The 401(k) Savings and Profit Sharing Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries